Exhibit 99.33

NEWS RELEASE

PENN WEST ENERGY TRUST 2005 INCOME TAX INFORMATION

FOR IMMEDIATE RELEASE, Friday, February 3, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) provides 2005 income tax information

(Calgary, February 3, 2006) / CNW / - Penn West Energy Trust (“Penn West”) is pleased to provide 2005 tax information on distributions for unitholders in Canada and the United States.

2005 Canadian Tax Information

The following information is provided to assist individual Canadian resident unitholders with 2005 income tax reporting. It is not intended to constitute legal or tax advice to any holder or potential holder of Penn West units. Readers should consult with their legal or tax advisors as to their particular tax consequences of holding Penn West units.

Units held in a registered account:

Canadian unitholders who held Penn West units in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Registered Education Savings Plan or Deferred Profit Sharing Plan are not required to report any amount on their 2005 T1 Income Tax Return.

Units held in a non-registered account:

Canadian unitholders who held Penn West units in a non-registered account should receive a T3 Supplementary tax slip (“T3 slip”) postmarked on or before March 31, 2006. Registered unitholders will receive T3 slips directly from Penn West’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”). Beneficial unitholders who hold Penn West units through a broker or other intermediary will receive T3 slips from their broker or other intermediary and not from CIBC Mellon or Penn West.

For the 2005 tax year, Penn West has determined that distributions received by Canadian resident unitholders are 100 percent taxable income with no return of capital. Accordingly, the 2005 distributions should be reported as “Other income” and included in Box (26) of the T3 slip.

2005 summary of distributions for Canadian unitholders:

The table below summarizes, on a per unit basis, the taxability of cash distributions included on the 2005 T3 slips, which includes distributions with record dates from June 30, 2005 (the first record date subsequent to the trust conversion on May 31, 2005) to December 30, 2005:

2005 Cash Distribution Information for Canadian Unitholders ($/unit)

Record Date	Payment Date	Cash Distribution	Taxable Amount	Return of Capital Amount
Jun 30 2005	Jul 15 2005	0.26	0.26	0.00
Jul 29 2005	Aug 15 2005	0.26	0.26	0.00
Aug 31 2005	Sep 15 2005	0.26	0.26	0.00
Sep 30 2005	Oct 14 2005	0.26	0.26	0.00
Oct 31 2005	Nov 15 2005	0.31	0.31	0.00
Nov 30 2005	Dec 15 2005	0.31	0.31	0.00
Dec 30 2005	Jan 13 2006	0.31	0.31	0.00
Total per unit		1.97	1.97	0.00

2005 U.S. Tax Information

The following information is provided to assist individual U.S. resident unitholders in reporting 2005 Penn West distributions received on their Internal Revenue Service Form 1040, “U.S. Individual Income Tax Return” (“Form 1040”). This summary is of a general nature and is not intended to constitute legal or tax advice to any particular holder or potential holder of Penn West units. Readers should consult with their legal or tax advisors as to their particular tax consequences of holding Penn West units.

Penn West trust units held within a qualified retirement plan:

No amounts are required to be reported on Form 1040 if Penn West Trust units are held within a qualified retirement plan.

Penn West trust units held outside a qualified retirement plan:

In consultation with its U.S. tax advisors, Penn West believes that its trust units should be properly classified as equity in a corporation rather than debt, and that 2005 distributions paid to individual U.S. unitholders are 100% dividends with no return of capital. The dividend component is based on Penn West’s current and accumulated earnings and profits determined in accordance with U.S. income tax principles. These dividends should be “qualified dividends” for U.S. federal income tax purposes subject to the reduced rate of tax (15%) applicable to long-term capital gains. Accordingly, the total amount of the distributions should be reported as a “qualified dividend” on Line 9b of Form 1040, unless the factual situation of the individual U.S. unitholder determines otherwise. Commentary on page 23 of the Form 1040 Instruction Booklet for 2005 provides guidance in making this determination.

Trust distributions are subject to a 15% Canadian withholding tax that is withheld and remitted on behalf of U.S. unitholders. Where trust units are held outside of a qualified retirement plan, the full amount of withholding tax paid may be used to offset a portion of the U.S. tax liability. The amount of withholding tax should be reported on Form 1116, “Foreign Tax Credit (Individual, Estate, or Trust)”. Information regarding the amount of tax withheld in 2005 should be obtained from your broker or other intermediary. This information is not available to Penn West.  In the unlikely event that distributions were subject to excess withholding tax, these amounts should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the excess amounts were withheld. Where trust units are held in a qualified retirement account, the withholding taxes cannot be offset against U.S. taxes otherwise payable.

Registered U.S. unitholders will receive an NR4 tax slip, “Statement of Amounts Paid or Credited to Non-residents of Canada,” directly from CIBC Mellon that indicates the distributions paid and withholding tax deducted (in Canadian dollars). Individual U.S. unitholders who held their Penn West trust units through a broker or other intermediary should receive a Form 1099-DIV “Dividends and Distributions” prepared by their broker or other intermediary. Those preparing 1099-DIV tax forms are encouraged to make reference to the Ernst & Young QFC database where Penn West is identified as a “qualified foreign corporation”.

2005 summary of distributions for U.S. unitholder:

The table below summarizes, on a per unit basis and prior to Canadian withholding tax, the taxability of the 2005 distributions paid by Penn West for the period May 31 to December 31, 2005:

2005 Cash Distribution Information for U.S. Unitholders ($/unit)

Record Date	Payment Date	Cash Distribution $CAD	Exchange Rate*	Cash Distribution $US	Taxable Qualified Dividend $US	Return of apital Amount $US
Jun 30 2005	Jul 15 2005	0.26	.8193	0.2130	0.2130	0.00
Jul 29 2005	Aug 15 2005	0.26	.8354	0.2172	0.2172	0.00
Aug 31 2005	Sep 15 2005	0.26	.8434	0.2193	0.2193	0.00
Sep 30 2005	Oct 14 2005	0.26	.8435	0.2193	0.2193	0.00
Oct 31 2005	Nov 15 2005	0.31	.8375	0.2596	0.2596	0.00
Nov 30 2005	Dec 15 2005	0.31	.8638	0.2678	0.2678	0.00
Total per unit		1.66	.8411	1.3962	1.3962	0.00

*Source – Bank of Canada nominal noon exchange rate on the payment dates ($CAD/$USD)

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502